Exhibit 19

                               Dime Financial             P.O. Box 700
                                  CORPORATION             Wallingford, CT 06492
                                                          (203) 269-8881

             Dime Financial Corporation - First Quarter Results

      Dime Financial Corporation ("DFC") (NASDAQ: DIBK) announced net income of $2.6 million or $0.49 per share on a diluted basis for the quarter ended March 31, 1998 compared with net income of $3.8 million or $0.72 per share on a diluted basis for the quarter ended March 31, 1997. The change in net income from 1997 reflects the Company's return to taxation at a combined Federal and State income tax rate of approximately 40%. No income tax expense was recorded during the first quarter of 1997 due to the fact that the Company recognized a deferred tax asset amount sufficient to offset any income tax expense. Income on a pre-tax basis increased 19% to $4.5 million for the quarter ended March 31, 1998 compared with pre-tax income of $3.8 million for the first quarter of 1997. The increase in pre-tax income was caused primarily by growth in the Company's balance sheet as total assets climbed to a record $1.0 billion, representing an increase of $202.0 million or nearly 25% from March 31, 1997. In addition, the Board of Directors announced the payment of a quarterly dividend of $0.12 per share payable on May 22, 1998 to shareholders of record on May 8, 1998. Also, on March 31, 1998, the Company and HUBCO, Inc. announced the signing of a definitive merger agreement. The transaction is subject to shareholder and regulatory approval and is expected to be completed during the third quarter of 1998.

      Net interest income, the key component of the Company's earnings, totalled $7.4 million for the quarter ended March 31, 1998, representing a net interest spread of 2.46% and a net interest margin of 3.02% compared with net interest income of $6.7 million for the quarter ended March 31, 1997 representing a net interest spread of 2.92% and a net interest margin of 3.46%. The increase in net interest income was primarily the result of a larger volume of interest-earning assets partially offset by a decrease in the net interest rate spread and net interest margin. The decrease in the net interest rate spread and net interest margin was due primarily to the combination of a higher cost of deposits, a lower loan yield, and a greater volume of lower-yielding investment securities as a percentage of interest-earning assets. The provision to the allowance for loan losses totaled $50,000 for the quarter ended March 31, 1998, unchanged from the provision during the first quarter of 1997.

      Total operating expenses equalled $3.5 million for the quarter ended March 31, 1998 compared with operating expenses of $3.4 million for the quarter ended March 31, 1997. OREO operations expense totaled $54,000 for the first quarter of 1998 compared with $51,000 during the first quarter of 1997. Expenses related to the previously announced merger with HUBCO, Inc. totaled $150,000 during the first quarter of 1998. Additional expenses are expected in the remaining quarters prior to the merger. The Company's efficiency ratio, which excludes merger-related and OREO operations expenses, equalled 41.91% for the first quarter of 1998 compared with 45.90% during the first quarter of 1997.

      Total assets grew to $1.0 billion at March 31, 1998 compared with $814.4 million at March 31, 1997, representing an increase of $202 million or nearly 25%. Total loans, net of the allowance for loan losses, equalled $362.9 million at March 31, 1998 compared with total loans of $380.1 million at March 31, 1997, a decrease of 4.5%. Investment securities rose to $582.0 million at March 31, 1998, representing 57% of total assets compared with investment securities of $367.5 million, at March 31, 1997, representing 45% of total assets.

      Total deposits equaled $853.3 million at March 31, 1998 compared with deposits of $687.1 million at March 31, 1997, an increase of $166.1 million or 24%. More traditional retail deposits increased $103.6 million from the year earlier period while solicited municipal deposits and retail brokered certificates grew $62.5 million to total $70.4 million at March 31, 1998. Retail brokered certificates equaled $7.9 million at March 31, 1997 and there were no solicited municipal deposits at March 31, 1997.

      Non-performing loans equalled $2.4 million at March 31, 1998, representing 0.65% of total loans outstanding compared with non-performing loans of $2.7 million at March 31, 1997, representing 0.69% of total loans outstanding. Other real estate owned ("OREO") totalled $496,000 at March 31, 1998 compared with OREO of $916,000 at March 31, 1997. Total non-performing assets were $2.9 million at March 31, 1998 compared with $3.6 million at March 31, 1997. The allowance for loan losses at March 31, 1998 totaled $11.9 million and equalled 3.17% of total loans outstanding compared with an allowance for loan losses of $12.7 million at March 31, 1997 representing 3.23% of total loans outstanding.

      Total shareholders' equity was $82.4 million at March 31, 1998 compared with shareholders' equity of $63.8 million at March 31, 1997. Book value per share equalled $15.70 at March 31, 1998 compared with $12.41 at March 31, 1997. The Tier 1 regulatory capital ratio at March 31, 1998 for The Dime Savings Bank of Wallingford, DFC's wholly owned bank subsidiary ("Dime"), was 8.08% compared with a Tier 1 regulatory capital ratio of 8.31% at March 31, 1997. The risk-based capital ratio of Dime at March 31, 1998 equalled 21.65% compared with a risk-based capital ratio of 19.92% at March 31, 1997. These ratios are in excess of the regulatory minimums.


                  Dime Financial Corporation and Subsidiary

Consolidated Statements of Condition
----------------------------------------------------------------------------------------------------------------
                                                                          March 31,    December 31,    March 31,
(In thousands, except share data)                                              1998            1997         1997
----------------------------------------------------------------------------------------------------------------

Assets
Cash and amounts due from banks                                          $   11,669        $  9,016     $  9,824
Interest bearing deposits                                                        51             661           63
Federal funds sold                                                           29,210          26,755       27,615
Investment securities available for sale (a)                                 24,961          17,605       24,806
Investment securities held to maturity (b)                                  167,226         135,037      133,279
Mortgage-backed securities available for sale (c)                           389,795         380,741      209,370
Investment in Federal Home Loan Bank of Boston stock                          7,192           7,192        7,192
Loans receivable:
  Mortgage Loans:
    Residential real estate - owner occupied                                266,433         267,583      281,902
    Residential real estate - non-owner occupied                             26,186          27,440       30,665
    Commercial real estate                                                   25,052          26,189       32,897
    Builders' and Land                                                          624             594          578
  Commercial loans                                                           16,104          10,305        3,414
  Consumer loans                                                             40,353          41,899       43,298
   Allowance for loan losses                                                (11,871)        (12,352)     (12,693)
                                                                         ---------------------------------------
Loans receivable, net                                                       362,881         361,658      380,061
Premises and equipment, net                                                   4,578           4,474        4,916
Accrued income receivable                                                     7,354           6,586        6,353
Other real estate owned, net                                                    496             481          916
Other assets                                                                  9,007           9,162        7,705
Excess of cost over fair value of net assets acquired                         1,981           2,068        2,331
                                                                         ---------------------------------------
      Total assets                                                       $1,016,401        $961,436     $814,431
                                                                         =======================================

Liabilities and Shareholders' equity Liabilities:
Deposits                                                                 $  853,260        $817,091     $687,149
Federal Home Loan Bank of Boston advances                                    73,000          58,000       58,000
Other liabilities                                                             7,714           7,060        5,528
                                                                         ---------------------------------------
      Total liabilities                                                     933,974         882,151      750,677
                                                                         ---------------------------------------

Shareholders' equity:
Preferred stock; no par value; authorized 1,000,000 shares;
 none issued and outstanding                                                    ---             ---          ---
Common stock; $1.00 par value; authorized 9,000,000 shares;
 issued 5,599,674 shares, 5,515,249 and 5,487,494, respectively;
 outstanding 5,248,067 shares, 5,163,642 and 5,135,887, respectively          5,599           5,515        5,487
Additional paid-in capital                                                   53,576          52,597       52,283
Retained earnings                                                            25,459          23,477       12,099
Net unrealized gain (loss) on available for sale securities                     691             594       (3,217)
Treasury stock--351,607 shares at cost                                       (2,898)         (2,898)      (2,898)
                                                                         ---------------------------------------
      Total shareholders' equity                                             82,427          79,285       63,754
                                                                         ---------------------------------------
      Total liabilities and shareholders' equity                         $1,016,401        $961,436     $814,431
                                                                         =======================================

--------------------
<Fa>   amortized cost: $24,539 at March 31, 1998; $17,351 at December 31,
       1997; and $25,266 at March 31, 1997.
<Fb>   market value: $166,865 at March 31, 1998; $134,948 at December 31,
       1997; and $130,820 at March 31, 1997.
<Fc>   amortized cost: $389,073 at March 31, 1998; $380,010 at December 31,
       1997; and $213,784 at March 31, 1997.


                  Dime Financial Corporation and Subsidiary

Consolidated Statements of Operations
---------------------------------------------------------------------------------------
                                                           Three months ended March 31,
(In thousands, except share data)                               1998        1997
---------------------------------------------------------------------------------------

Interest Income:
  Interest and fees on loans                                   $ 7,608     $ 8,055
  Interest-bearing deposits                                          2           1
  Federal funds sold                                               366         309
  Interest and dividends on investments:
    U.S. treasury securities                                        56          57
    U.S. government agency obligations                           2,800       2,325
    REMIC/CMO's                                                  3,953       1,321
    Non-agency REMIC/CMO's                                       1,463       1,134
    Mortgage-backed securities                                     863         635
    Asset-backed securities                                        180         248
    Equity securities                                               67         ---
  Dividends on Federal Home Loan Bank of Boston Stock              115         114
  Asset Hedge Premiums                                             (11)        ---
                                                               -------------------
      Total Interest Income                                     17,462      14,199
                                                               -------------------
Interest Expense
  Interest to depositors                                         9,024       6,551
  Interest on Federal Home Loan Bank of Boston advances          1,015         962
  Liability Hedge Premiums                                          14         ---
                                                               -------------------
      Total Interest Expense                                    10,053       7,513
                                                               -------------------
Net Interest Income                                              7,409       6,686
  Provision for loan losses                                         50          50
                                                               -------------------
Net interest income after provision                              7,359       6,636
  Investment securities gains, net                                 118          11
  Other operating income                                           563         515
                                                               -------------------
  Income before other operating expenses                         8,040       7,162
                                                               -------------------
Other Operating Expenses:
  Salaries and employee benefits                                 1,792       1,649
  Professional and other services                                  526         583
  Bank occupancy and equipment expense                             496         465
  FDIC Assessment                                                   24          18
  Net (benefit) cost of operation of other real estate              54          51
  Merger related expenses                                          150         ---
  Other operating expenses                                         503         622
                                                               -------------------
      Total Other Operating Expenses                             3,545       3,388
                                                               -------------------
Income before income taxes                                       4,495       3,774
  Income tax expense (benefit)                                   1,885         ---
                                                               -------------------
Net income                                                     $ 2,610     $ 3,774
                                                               ===================

Basic Earnings per Share                                       $  0.50     $  0.73
Weighted Average Common outstanding                              5,218       5,135

Diluted Earnings per Share                                     $  0.49     $  0.72
Weighted Average Common Shares and
 Common Stock Equivalents outstanding                            5,370       5,246

Selected Financial Highlights
---------------------------------------------------------------------------------------
                                                           Three months ended March 31,
(Dollars in thousands)                                          1998        1997
---------------------------------------------------------------------------------------

Average yield on interest-earning assets                          7.27%       7.47%
Average cost of funds                                             4.81%       4.55%
Net interest rate spread                                          2.46%       2.92%
Net interest margin                                               3.02%       3.46%
Return on average assets                                          1.06%       1.94%
Return on average equity                                         12.94%      23.84%
Leverage capital ratio                                            8.13%       8.33%
Diluted earnings per share                                     $  0.49     $  0.72
Book value per share                                           $ 15.70     $ 12.41


                  Dime Financial Corporation And Subsidiary

Selected Financial Data
------------------------------------------------------------------------------------------
                                                    March 31,    December 31,    March 31,
(in thousands)                                        1998           1997          1997
------------------------------------------------------------------------------------------
Non-Performing Asset Information:

Non-Performing Loans:
  Residential Real Estate - owner occupied            $1,096         $  473        $  955
  Residential Real Estate - non-owner occupied           120            330           476
  Commercial Real Estate                               1,044          1,250           865
                                                      -----------------------------------
    Total Mortgage Loans                               2,260          2,053         2,296
  Commercial Loans                                        68             77           229
  Consumer Loans                                          94            158           172
                                                      -----------------------------------
    Total Non-Performing Loans                         2,422          2,288         2,697

Other Real Estate Owned                                  496            481           916

Total Non-Performing Assets                           $2,918         $2,769        $3,613
                                                      ===================================

------------------------------------------------------------------------------------------
                                                    March 31,    December 31,    March 31,
(in thousands)                                        1998           1997          1997
------------------------------------------------------------------------------------------

Average Balance Information
For the quarters ended:
Interest earning assets:
  Gross loans                                       $373,838       $378,189      $396,407
  Investment securities                              561,352        521,964       339,921
  Federal funds sold / interest bearing deposits      27,726         22,799        23,566
                                                    -------------------------------------
    Total interest earning assets                    962,916        922,952       759,894

Total Assets                                        $982,293       $938,914      $776,981
                                                    =====================================

Interest bearing liabilities:
  Interest bearing deposits                         $782,542       $761,176      $610,510
  Borrowings                                          65,889         50,652        58,000
                                                    -------------------------------------
    Total interest bearing liabilities               848,431        811,828       668,510

Total Liabilities                                    901,614        862,634       713,677

Shareholders' Equity                                  80,679         76,280        63,304

Total Liabilities & Shareholders' Equity            $982,293       $938,914      $776,981
                                                    =====================================